WISDOMTREE RULES-BASED METHODOLOGY

Emerging Market Consumer Growth Index

Last Updated June 2014

I. METHODOLOGY GUIDE FOR EMERGING MARKET CONSUMER GROWTH INDEX

1. Index Overview and Description

WisdomTree Investments (WTI) created the WisdomTree Emerging Markets Consumer Growth Index (“EMCG”), a fundamentally weighted index that consists of stocks that best exemplify growth trends in emerging market consumers and their local economies.

The WisdomTree Emerging Markets Consumer Growth Index measures the stock performance of profitable companies with market capitalizations of at least $200 million at the Emerging Market Screening Date and average daily trading volumes of at least $200,000 for each of the six months prior to the Emerging Markets Screening Date and that are incorporated in the following 17 emerging market nations: Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey. (“Emerging Market Countries”). Securities must be incorporated in one of these Emerging Market Countries and have generated at least $5 million in net income in its last 4-quarters.

In the case of China, only companies that are incorporated in China and that trade on the Hong Kong Stock Exchange are eligible for inclusion. Local exchange shares are included in the index for all countries with the exception of Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Passive foreign investment companies (PFICs) are excluded, as are limited partnerships, limited liability companies, royalty trusts, preferred stock, rights, and other derivative securities.

In October of each year, the Emerging Market Consumer Growth Index is reconstituted, with each components’ weight adjusted to reflect its earnings-weighting.

The WisdomTree Emerging Markets Consumer Growth Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The WisdomTree Emerging Markets Consumer Growth Index will be calculated using primary market prices. The WisdomTree Emerging Markets Consumer Growth Index will be calculated in U.S. dollars.

2. Key Features

2.1. Membership Criteria

To be eligible for inclusion in the EMCG, component companies must meet the minimal liquidity requirements established by WisdomTree Investments. To be included in any of the Emerging Market indexes, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Emerging Market Screening Date” (the duration of time after the close of trading on the last trading day in September and before the open of trading on the next trading day).

Component companies must have their shares listed on a stock exchange in one of the following countries: Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, or Turkey. Internet companies that reflect local consumer growth trends and are listed on the NASDAQ or NYSE are eligible for inclusion. Securities must be incorporated in one of these Emerging Market Countries and have at least $5 million in net income in its last 4-quarters. Local exchange shares are included in the index for all countries with the exception of Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Securities need to have a market capitalization of at least $200 million on the “Emerging Market Screening Date” (the duration of time after the close of trading on the last trading day in September and before the open of trading on the next trading day) and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Emerging Market Screening Date. Component companies need to have had a P/E ratio at least 2 as of the Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs or GDRs are eligible in Russia but no other country. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) is greater than $100 million to be eligible for the index.

WisdomTree applies a Foreign Investment Limit Screen to exclude companies that are not available to be purchased by foreign investors as determined by Standard & Poor’s and a data point referred to as “Degree of Open Freedom” (DOF). The first test of a stock’s investability is determining whether the market is open to foreign institutions. S&P determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, S&P then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate by-law, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree indexes.

Geographic Revenue Rules:

Constituents must have more than 60% of their revenue from emerging markets-companies that have more than 40% revenue exposure combined to any of the developed market regions are not eligible for inclusion.

Further, companies that have more than 25% revenue exposure to one of the following regions: Europe, Japan, or the United States are not eligible for inclusion.

Industry Exclusions:

Stocks from the following sectors and industries, which are deemed less sensitive to local emerging market economies, are not eligible for inclusion in the index:

Commercial Services, Energy Minerals, Non-energy Minerals, Industrial Services, Process Industries, Technology Services, Producer Manufacturing, Electronic Technology. In addition, banks with more than a $10 billion market capitalization are also excluded.

Final Selection Rules:

The Index is comprised of 250 companies: 150 from consumer sectors (Staples and Discretionary) and 100 companies from the non consumer sectors with the best combined rank of growth, quality, and valuation factors.

•	Growth Ranking: 1/3 weighted to the rank of long-term estimated earnings growth

•	Quality Ranking: 1/3 weighted to the rank of the historical three-year average return on equity and historical three-year average return on assets.

•	Valuation Ranking: 1/3 weighted to the rank of the earnings yield

Companies that lack long-term earnings growth estimates will be eligible for the Index and assume a long-term growth estimate of zero for the purposes of stock ranking criteria. Companies that have a combined ranking in the top 150 from the two consumer sectors and the top 100 companies from non-consumer sectors will be selected for inclusion in the index.

2.2. Base Date and Base Value

A base value for the WisdomTree Emerging Markets Consumer Growth Index was set at 200 at the close of trading on August 8, 2013.

2.3. Calculation and Dissemination

The following formula is used to calculate the index levels for the Emerging Markets Indexes:

Si = Number of shares in the index for security i.

Pi = Price of security i Ei = Cross rate of currency of Security i vs.

USD. If security price in USD, Ei = 1 D = Divisor

The Emerging Market Consumer Growth Index is calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and disseminated on an end-of-day basis.

2.4. Weighting

The Emerging Market Consumer Growth Index is a modified capitalization-weighted index that employs a transparent weighting formula to magnify the effect that earnings play in the total return of the Indexes.

The initial weight of a component in the Index at the annual reconstitution is based on net income over the last 4-quarters, “The Earnings Factor.”

Each component’s weight, at the Weighting Date, is equal to its Earnings Factor divided by the sum of all Earnings Factors for all the components in that Index. The Emerging Market Weighting Date is when component weights are set, it occurs immediately after the close of trading on the second Friday in October. New component weights take effect before the opening of trading on the first Monday following the third Friday of October (the “Emerging Market Reconstitution Date”).

The following capping rules are applied in this order:

1)	The maximum weight in the top held security will be capped at 5% prior to the implementation of the sector and country caps. The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

2)	Should any country achieve a weight equal to or greater than 25% of the indexes, the weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

3)	Weighting allocation adjustment of 60% will be applied to the two consumer sectors and 40% to all the other sectors as of the annual Screening Date.

4)	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector and country weights above the specified caps.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

2.5. Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6 Multiple Share Classes In the event a component company issues multiple classes of shares of common stock, each class of share will be included in any broad-based Index, provided that the stock passes all other inclusion requirements. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3. Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spin-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in the Emerging Market Consumer Growth Index. Other corporate actions, such as special dividends, require index divisor adjustments as well. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components will be announced at least two business days prior to their implementation date.

3.1. Component Changes

•	Additions

Additions to the Emerging Market Consumer Growth Index is made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in October. No additions are made, except in the cases of certain Spin-Off companies, defined below.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile, it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2. Spin-Offs and IPOs Should a company be spun-off from an existing component company it is allowed to stay in the Index that its parent company is in until the next annual reconstitution. Companies that go public in an Initial Public Offering (IPO) and have positive cumulative earnings after four fiscal quarters of operations and that meet all other inclusion requirements are eligible for inclusion at the next annual reconstitution.

4. Index Divisor Adjustments

Corporate actions may affect the share capital of component stocks and therefore trigger increases or decreases in the Index value. To avoid distortion, the divisor is adjusted accordingly. Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Emerging Market Indexes, and the weights of the remaining components are adjusted accordingly.

5. Selection Parameters

5.1	Selection parameters for The WisdomTree Emerging Markets Consumer Growth Index are defined in section 2.1. Companies that pass this selection criterion as of the Emerging Market Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.